SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 1, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Standard & Poor’s (S & P) dated August 31, 2005 regarding S & P’s rating of PLDT’s foreign currency debt and preferred stock.

September 1, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Standard and Poor’s (S & P) attached thereto. The press release covers S & P’s rating of PLDT’s foreign currency debt and preferred stock.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

September 1, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Standard and Poor’s (S & P) attached thereto. The press release covers S & P’s rating of PLDT’s foreign currency debt and preferred stock.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 1, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                 PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Standard & Poor’s (S & P). The press release covers S & P’s rating of PLDT’s foreign currency debt and preferred stock.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: September 1, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

FC Rating On PLDT Affirmed At ‘BB-‘; Outlook Negative

SINGAPORE (Standard & Poor's) Aug. 31, 2005-Standard & Poor's Ratings Services said today it affirmed its 'BB-' foreign currency rating on Philippine Long Distance Telephone Co. (PLDT), the leading telecommunications operator in the Philippines. The outlook is negative. At the same time, the rating on PLDT's existing series III preferred stock was to ‘B+’ from ‘B’.

"The rating on PLDT benefits from the company's dominant market position and its improving financial profile, although these strengths are offset by slowing domestic subscriber growth, heightened competition, and the risk of peso depreciation," said Standard & Poor's credit analyst Yasmin Wirjawan. "The negative outlook reflects that of the sovereign ratings on the Philippines."

PLDT is the largest and most diversified telecommunications provider in the Philippines. The company had a wireless subscriber base of about 20.8 million, representing a market share of 57%, compared with 38% for its main competitor, Globe Telecom Inc. In the fixed line market, PLDT is the market leader with 60% share, or 2.1 million lines in service.

The company’s financial profile has improved significantly following its deleveraging program. Its annualized funds from operations (FFO) to total debt improved to 41% at June 30, 2005, compared with its three-year (2002-2004) average of 17%. This ratio is expected to improve to about 40%-50% in the next three years after gradual debt repayment. Debt to EBITDA, which reached 1.9x as at June 30, 2005, is expected to improve to about 1.5x by year-end 2006, due to its plan to reduce debt by US$600 million by year-end 2005.

PLDT's liquidity is adequate. At June 30, 2005, the company's cash of Philippine peso (PHP) 36 billion (US$643 million) was more than enough to cover PHP30 billion of debt due in one year.

“Nevertheless, PLDT is exposed to the risk of peso weakness, as about 98% of its US$2.5 billion debt is denominated in foreign currency,” said Ms. Wirjawan. About half of the company's total debt is covered by hedges and U.S. dollar cash balance (equivalent to US$351 million as at June 30, 2005). To some extent, the risk of peso depreciation is mitigated by the linkage of about 40% of PLDT’s revenues to the U.S. dollar. About 18% of PLDT’s U.S. dollar linked revenues are sourced from the monthly charges payable by postpaid fixed-line users. This monthly charge may substantially increase if the Philippine peso depreciates significantly over a short period of time, which could result in higher receivables.

In addition, pricing competition in the cellular market has intensified due to slowing domestic subscriber growth and the entry of a third player, Digital Telecommunications Ltd. (Digitel). Although Digitel is unlikely to pose a significant competitive threat to PLDT in the near to medium term, pricing pressures have emerged as existing operators pursue aggressive pricing and promotions to build market share.

In the medium term, Standard & Poor's expects the rating on PLDT to be driven by its ability to improve its liquidity and liability management, and to maintain its solid market position and steady cash flows amid increasing competition.

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: September 1, 2005